EXHIBIT 14

Code of Ethics for Senior Financial Officers (SFO’s) of Skagit State Bancorp, Inc.

Public confidence in the banking profession is built on integrity.  Accordingly, Bancorp has adopted this Code of Ethics that applies to the Chief Executive Officer and Senior Financial Officers.  These employees are expected to maintain honest and ethical standards of personal and professional conduct in their relationships with customers, non-customers, and working associates.

A.           Confidential Information

Skagit State Bancorp, Inc., through its subsidiary Skagit State Bank (collectively referred to as “Bancorp”) provides a full spectrum of services to consumers and businesses.  Because of the nature of Bancorp’s work, it is imperative that employees observe the utmost confidentiality of the Bancorp’s customers’ financial matters and any information related to Bancorp’s customers, officers, employees, shareholders, or any other bodies or individuals, that is acquired through the business of Bancorp, and that is non-public information (also known as proprietary information).  In addition, it is important that information about Bancorp’s employees, finances, strategies, policies, and other business information remain confidential.

Proprietary information may only be shared with other employees or officers of Bancorp if those employees need the information to perform their job functions.  Proprietary information should not be shared with anyone outside of Bancorp.  Proprietary information must not be used or disclosed during or after the course of your employment with Bancorp, in any manner, contrary to the best interests of Bancorp, its customers, or employees.  In addition, federal law prohibits the improper use or disclosure of proprietary or confidential bank information.

The financial and professional interests of Bancorp and its customers are threatened by any failure to protect proprietary information from unauthorized use or disclosure.  Bancorp’s business will not be disclosed to outsiders or the public by anyone other than a properly authorized representative of Bancorp.

B.             Compliance with applicable governmental laws, rules and regulations.

Compliance with applicable governmental laws, rules and regulations is required.

C.             Reporting Responsibility

All violations to this Code of Ethics must be immediately reported to the Chief Financial Officer, Chief Executive Officer or Bancorp’s Board of Directors.

D.    As per Bancorp’s Disclosure Committee policy, Bancorp’s senior financial officers are responsible for the full, fair, accurate, timely and understandable disclosure in all reports filed and all other public communications made by Bancorp.

E.              Conflict of Interest

Immediate disclosure to the Chief Executive Officer, Chief Financial Officer or Bancorp’s Board of Directors of any material transaction of relationship that could reasonably be expected to give rise to a conflict of interest is required.

1.               Loans, Gifts, Gratuities, etc.: Officers may not borrow from Bancorp’s customers, suppliers or other employees without prior approval of the Chief Executive Officer.  This restriction does not apply to loans from recognized lending institutions or to normal credit granted by businesses for purchases carried on their accounts. Gifts, Gratuities, etc.: Employees and members of their immediate families must not accept:

a)              Gifts or fees from customers for the granting of a loan, discount, or similar transaction, including renewals.

b)             Benefits prohibited by Federal statute including commissions, special discounts, service rendered at no cost, etc., in connection with loan and discount transactions.

c)              Gifts, gratuities, favors, etc., from Bancorp’s suppliers or service contractors and their representatives, except items of nominal value given on occasions such as Christmas.

d)             Gifts under wills or trust instruments from customers or suppliers of Bancorp must be reported to the Chief Financial Officer and Chief Executive Officer as soon as the employee has knowledge of the act.

2.               Outside Employment: Employees are discouraged from accepting outside employment.  Before taking such a position, employees should submit a written request for outside employment to the Chief Financial Officer to be certain that it will not:

a)              Interfere or conflict with the interests of Bancorp.

b)             Subject Bancorp to criticism or adverse publicity.

c)              Encroach upon regular Bancorp work hours and duties, or necessitate long hours which might affect the physical or mental abilities.

d)             Be in competition with Bancorp or its customers.

3.     Outside Appointments: Employees should not accept appointments to the positions of peace officer and officer or director of an outside business without the permission of the Chief Executive Officer.  Employees preferably should not accept fiduciary (including co-fiduciary) appointments, such as executor, administrator, guardian, trustee, custodian under gifts to minors act, attorney in fact, except when relatives are involved without prior approval of the Chief Financial Officer and/or Chief Executive Officer.

4.     Outside Investments: Employees are discouraged from taking outside investments which would cause conflict with Bancorp’s customers.

5.     Political Activities: Although Bancorp endorses participation in community and public activities, employees are requested not to accept candidacies for political office, and may not use Bancorp facilities, time or assets without prior approval of the Chief Financial Officer or Chief Executive Officer.

In addition to major offices, this restriction includes council and school board memberships, municipal treasurer, and other quasi-governmental positions.  Except upon express written authorization by Bancorp’s Chief Executive Officer, Chief Financial Officer or vote of the Board of Directors, no employee of Bancorp shall be authorized, and is hereby prohibited, from acting as a representative of Bancorp with respect to influencing the passage or defeat of any legislation by the Legislature of the State of Washington or the adoption or rejection of any rule, standard, rate or other legislative enactment of state agency.

6.     Other Community Activities: Employees are encouraged to participate in community activities as long as their efficiency on the job is not impaired.

F.              Compliance with Bancorp Insider Trading Policy

Employees are expected to comply with Bancorp’s Insider Trading Policy.  Employees and members of their household in possession of material nonpublic information will refrain from (1) transacting in Bancorp’s stock, and (2) disclosure of such information to any other person, except to other officers, directors and employees on a “need to know” basis. In addition, directors and executive officers of Bancorp are subject to a transaction preclearance procedure under which they will not engage in any transactions involving Bancorp’s stock without first contacting either Bancorp’s Chief Executive Officer and receiving prior clearance to purchase, sell or gift Bancorp’s stock.

“Material information” means company information which, if publicly disseminated, would influence a reasonable investor to buy or sell Bancorp’s stock.  “Nonpublic information” is information that has not been disclosed to the public generally, such as through: a press release; letter or report to shareholders; radio or television’ newspapers or magazines; or other means of widespread dissemination.

G.    Most of the above statements, requirements and conditions are directly drawn from or paraphrased from Bancorp’s Employee Handbook manual and Bancorp’s Insider Trading Policy.

CERTIFICATION

Officers will be held accountable to the adherence to the SFO’s Code of Ethics.  A violation of this Code may result in disciplinary action, up to and including termination of employment.

I certify that:

I have read and understand Bancorp’s Code of Ethics, Insider Trading Policy, and Employee Handbook.

Since the adoption of this Code of Ethics or such shorter period of time that I have been an employee of Bancorp, I have complied with the Code of Ethics Policy.

I will continue to comply with the Code of Ethics for as long as I am subject to the policy.

Signature:	Date:

Print Name:

Position with Skagit State Bancorp, Inc. or Skagit State Bank:

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